UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On January 9, 2019, Medigus Ltd., or the Company, held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel.  At the Extraordinary Meeting, shareholders voted on the proposals detailed in the Company’s proxy statement for the Extraordinary Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 29, 2018. At the Extraordinary Meeting, the proposals to approve the compensation policy for the Company’s executive officer and directors, to increase the Company’s share capital and amend the Company’s articles of association accordingly, to increase the aggregate number of ordinary shares authorized for issuance under the Company’s 2013 Share Option and Incentive Plan and to grant options to the Company’s directors were approved by the requisite vote of the Company’s shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: January 9, 2019	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

2